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Exhibit (a)(1)

FOR IMMEDIATE RELEASE

OPENWAVE BOARD UNANIMOUSLY REJECTS HARBINGER'S UNSOLICITED PARTIAL TENDER OFFER AS INADEQUATE AND NOT IN THE BEST INTERESTS OF ALL OPENWAVE STOCKHOLDERS

        Declares $100 Million Special Cash Dividend

        Implementing Expected Annual Cost Savings of $50 Million

        Provides Update on Exploration of Strategic Alternatives

        Appoints Robert Vrij, Company's CEO, to Board

        REDWOOD CITY, Calif., June 4, 2007—Openwave Systems Inc. (NASDAQ: OPWV) the leading provider of independent software products and services for the communications industry, today announced that its Board of Directors rejected the unsolicited partial tender offer from Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. (collectively, "Harbinger") to purchase 40,389,560 shares of Openwave common stock, or approximately 49% of the Company's outstanding shares, for $8.30 per share in cash.

        The Board, in consultation with its financial and legal advisors, unanimously determined that Harbinger's unsolicited partial tender offer is inadequate and is not in the best interests of Openwave and all of its stockholders. Accordingly, the Openwave Board strongly recommends that all Openwave stockholders not tender their shares into Harbinger's offer.

        Bernard Puckett, Chairman of the Openwave Board said, "After careful evaluation, Openwave's Board unanimously determined that Harbinger's unsolicited partial tender offer undervalues Openwave and is not in the best interests of the Company and all of our stockholders. After consultation with Openwave's senior management and its financial advisors, the Board believes that implementation of Openwave's stand-alone plan will generate greater value for stockholders than Harbinger's offer. We are committed to continuing to take all appropriate and necessary actions to maximize value for all stockholders."

        Robert Vrij, Openwave President and CEO, noted, "Openwave has a focused strategic plan in place to remain a global leader and industry pioneer in the telecommunications software market. We remain committed to driving sustainable revenue and profitable growth, simplifying and aligning the product portfolio, and reshaping the Company to enable us to accelerate the delivery of our next generation solutions."

        In recommending all Openwave stockholders reject Harbinger's unsolicited partial tender offer, the Openwave Board considered the following factors:

  1
  The Board believes that Openwave, on a stand-alone basis, will generate greater value for its stockholders than Harbinger's offer.

    The Company's stand-alone plan sets forth clear, attainable objectives designed to drive sustainable growth in revenue and profit, with a focus on simplifying and better aligning the Company's product portfolio with market demand, and reshaping the Company by reducing costs to meet its business goals.

    •
    Key targets set out in the stand-alone plan include:

    —
    Expected annual cost savings of approximately $50 million to be achieved primarily through a approximately 20% reduction in the workforce

          •
          In connection with this workforce reduction, the Company expects to record restructuring charges of approximately $20 million in the fourth quarter of fiscal year 2007

      —
      Improving performance in fiscal year 2008

        •
        Sharpening the Company's focus on its core product lines

        •
        Achieving sequential revenue growth in each quarter

        •
        Reducing operating expenses from approximately $60 million in the third quarter of fiscal year 2007 to approximately $45 million per quarter in fiscal year 2008

      —
      Accelerating growth in fiscal years 2009 and 2010

        •
        Generating 20% year-on-year revenue growth in fiscal years 2009 and 2010

        •
        Achieving non-GAAP operating profit of in the range of 10% beginning in mid-fiscal year 2009

    •
    As recommended in the stand-alone plan, Openwave's Board has declared a one-time special cash dividend of $100 million as a means of returning value to stockholders on an accelerated basis.

    —
    The Board and management team believe that there may be additional opportunities to return value to stockholders upon the potential divestiture of non-core assets.

  2
  Harbinger's partial tender offer is inadequate and does not provide full and fair value for all outstanding Openwave shares.

  •
  Harbinger's offer is a partial bid, meaning it is an offer to acquire less than all of Openwave's outstanding shares of common stock.

  —
  A partial bid is inherently coercive because it forces stockholders to make a decision as to whether to accept an offer (and in respect of how many shares), reject such offer, sell into the market or maintain their position without knowing whether and to what extent other stockholders will accept the offer and without knowing at what price the shares will settle after the offer is consummated.

  •
  Harbinger's offer seeks to provide Harbinger with control of Openwave without offering, in the judgment of the Board, an appropriate change of control premium for the shares purchased or any premium for the shares not purchased.

  —
  Harbinger's offer is only a partial bid, made only for 40,389,560 Openwave shares, representing approximately 49% of the Company's outstanding shares.

  —
  If Harbinger's offer is completed, Harbinger will own approximately 62% of Openwave's outstanding shares and will therefore have the ability to elect Openwave's Board and direct Openwave's affairs.

    •
    If Harbinger's offer is completed, there will be a significant decrease in the size of the public float of Openwave shares, and the remaining shares will likely be substantially less liquid.

    •
    As Harbinger notes in its Schedule TO, there is a risk that the public float for Openwave shares could be so small that the shares could be de-listed from NASDAQ, which would further reduce liquidity.

  —
  Assuming all Openwave stockholders tender all of their shares into Harbinger's offer, stockholders would receive the offer price only in respect of approximately 56% of their shares, which would deprive them of their opportunity to receive a change of control premium for their remaining shares.

  3
  Harbinger's offer is highly conditional.

  Harbinger's offer is highly conditional, which results in significant uncertainty that the offer will be consummated.

    •
    In total there are 13 conditions, each of which must be satisfied before Harbinger will be obligated to purchase any shares tendered into the offer. Examples of the conditions include:

    —
    Harbinger's offer is subject to the very unusual condition that a CEO employment agreement shall have been executed between Harbinger and their proposed CEO effectively giving him the ability to determine whether Harbinger's offer to Openwave stockholders is to be consummated. Neither the terms of the proposed employment agreement nor the status of negotiations are disclosed or discussed in Harbinger's Schedule TO, so Openwave stockholders are not able to come to any independent determination of the likelihood that agreement could be reached.

    —
    Several of the conditions provide Harbinger with broad discretion to determine whether the conditions have or have not been satisfied.

    —
    Some of the conditions are not subject to any materiality thresholds or they otherwise provide Harbinger with a broad range of grounds upon which they may decline to consummate Harbinger's offer even if sufficient shares are tendered to satisfy the minimum tender condition and even if the grounds on which Harbinger's offer is terminated present no material risk to Harbinger.

  4
  The Board has received an opinion from Merrill Lynch as to the financial inadequacy of Harbinger's offer.

  The written opinion of Merrill Lynch & Co., the Company's financial advisor, that as of June 3, 2007 and subject to and based on the assumptions, qualifications and other considerations set forth in its opinion, Harbinger's offer price was inadequate, from a financial point of view, to Openwave stockholders (other than Harbinger and its affiliates).

        Openwave announced today that it is filing with the Securities and Exchange Commission (SEC), and will mail to stockholders, a Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the Company's formal recommendation with respect to Harbinger's offer. Additional information with respect to the Board's decision to recommend that stockholders reject Harbinger's offer and the matters considered by the Board in reaching such decision is contained in the Schedule 14D-9. Openwave stockholders are strongly advised to read the Board's recommendation and Openwave's Schedule 14D-9, which will be available free at the SEC's website at www.sec.gov and at Openwave's website at www.openwave.com under "Investors".

        Merrill Lynch & Co. is acting as financial advisor to Openwave and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal advisor.

Update on Exploration of Strategic Alternatives

        As previously announced on March 23, 2007, Openwave retained Merrill Lynch & Co. as its financial advisor to explore a full range of strategic alternatives and options to enhance stockholder value, including a possible sale of the Company. During the process that commenced in early March 2007 through May 15, 2007, Merrill Lynch contacted and received preliminary expressions of interest in engaging in exploratory discussions from numerous potential acquirors. Of those potential acquirors, the Company made management presentations to, and engaged in discussions with, a number of interested parties. Despite expressions of interest, no party ultimately emerged from the strategic process with a binding proposal to acquire the Company. The Board believes that implementation of Openwave's stand-alone plan will generate greater value for stockholders than Harbinger's offer, but remains open to considering any full and fair offer to all stockholders. Accordingly, the Board has directed management to focus its energies on implementation of the Company's stand-alone plan.

Robert Vrij Appointed to the Board

        The Company announced that Robert Vrij, the Company's President and Chief Executive Officer, has been appointed to the Board.

$100 Million Special Cash Dividend

        Openwave also announced today that its Board has approved a special one-time cash distribution of $1.20 per share, or approximately $100 million in the aggregate. The special dividend will be paid on or about July 2, 2007 to stockholders of record as of June 15, 2007.

        The plan to make a special cash distribution is part of the Board's thorough and ongoing review of Openwave's capital allocation priorities. Among the factors considered by the Board in making this decision were the appropriate amount of funds to return to stockholders, the most efficient methodology for the distribution, as well as the investments needed to support Openwave's continued growth.

        The Company noted that this year, Openwave will have returned a total of approximately $200 million to stockholders, including its $100 million stock repurchase program that was completed in April 2007.

About Openwave

        Openwave Systems Inc. (Nasdaq: OPWV) is the leading independent provider of software solutions that ignite mobility for the communications and media industries. Openwave empowers its customers to rapidly transform their business by sparking new revenue streams and market opportunities, building loyal subscriber communities and reducing operational costs. Openwave's broad range of IP-based handset-to-network solutions enable the rapid launch of information, communication and entertainment services across networks and devices and include handset software, content delivery, adaptive messaging, location, music and video services. Openwave is a global company headquartered in Redwood City, California. For more information please visit http://www.openwave.com.

Cautionary Note Regarding Forward Looking Statements

        This release contains forward-looking statements relating to expectations, plans or prospects for Openwave Systems Inc. that are based upon the current expectations and beliefs of Openwave's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Notwithstanding changes that may occur with respect to matters relating to any forward looking statements, Openwave does not expect to, and disclaims any obligation to, update such statements. Openwave, however, reserves the right to update such statements or any portion thereof at any time for any reason.

        In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (a) the ability to change business strategy, development plans and product offerings; (b) the ability to successfully implement and recognize cost savings; (c) the ability to develop and commercialize new products; (d) the results of Harbinger's unsolicited partial tender offer; (e) industry and customer adoption and acceptance of new products; (f) risks associated with the development and licensing of software generally, including potential delays in software development and technical difficulties that may be encountered in the development or use of our software; and (g) increased global competition and pricing pressure on our products.

        For a detailed discussion of these and other cautionary statements, please refer to the risk factors discussed in filings with the U.S. Securities and Exchange Commission ("SEC"), including but not limited to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2006, and any subsequently filed reports. All documents also are available through the SEC's Electronic Data Gathering Analysis and Retrieval system (EDGAR) at www.sec.gov or from Openwave's website at www.openwave.com.

        Openwave is the trademark of Openwave Systems Inc. All other trademarks are the properties of their respective owners.

        For more information please contact:

Openwave Systems Inc. Hal Covert Chief Financial Officer investor@openwave.com Tel: 650-480-4461	Matthew Sherman/George Ross Joele Frank, Wilkinson Brimmer Katcher Tel: 212-355-4449
Vikki Herrera Public Relations Vikki.Herrera@openwave.com Tel: 650-480-6753

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OPENWAVE BOARD UNANIMOUSLY REJECTS HARBINGER'S UNSOLICITED PARTIAL TENDER OFFER AS INADEQUATE AND NOT IN THE BEST INTERESTS OF ALL OPENWAVE STOCKHOLDERS